EXHIBIT 99.1

Equinor commences first tranche of the 2022 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) commences on 10 February 2022 the first tranche of around USD 1 billion, of the share buy-back programme for 2022, as announced at today's Capital Markets Update, 9 February 2022.

The first tranche of the share buy-back programme for 2022 is USD 1 billion, including shares to be redeemed from the Norwegian State, and will end no later than 25 March 2022. For 2022 the annual share buy-back programme is increased from USD 1.2 billion to a level of up to USD 5 billion, including shares to be redeemed from the Norwegian State.

The annual share buy-back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor’s net debt ratio(1) stays within the communicated ambition of 15-30% and this is supported by commodity prices. The further share buy-back tranches after this first tranche in 2022 is subject to renewal of the authorisation at the annual general meeting 11 May 2022 and renewal of the agreement with the Norwegian State.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme for 2022 will be structured into tranches where Equinor will buy back a certain value in USD of shares over a defined period. For the first tranche for 2022, running from 10 February 2022 up to no later than 25 March 2022, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

In this first tranche, shares for up to around USD 330 million will be purchased in the market, implying a total first tranche of around USD 1 billion including redemption of shares from the Norwegian State.

The execution of further tranches of the share buy-back programme for 2022 will be notified to the market.

Further information about the share buy-back programme and the first tranche:

The share buy-back programme for 2022 is subject to renewal of the authorisation granted to the Board of Directors at the annual general meeting, renewal of the agreement with the Norwegian State and being registered in the Norwegian register for business enterprises. According to the current authorisation from the annual general meeting on 11 May 2021, the maximum number of shares to be purchased in the market is 75 000 000, the minimum price that can be paid for shares is NOK 50, and the maximum price is NOK 500. The authorisation is valid until the earliest of 30 June 2022 and the annual general meeting in 2022.

As further described in the notice to the annual general meeting in 2021, Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the first tranche in 2022, shares will be purchased on the Oslo Stock Exchange. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

Upon completion of the first tranche of the programme, the Board of Directors will propose to the annual general meeting in 2022 to cancel purchased shares and redeem the proportionate number of State shares. Any shares purchased in subsequent tranches will follow a similar process with cancellation and redemption at the following annual general meeting.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

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(1) Non GAAP measure

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Further information from:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)